SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE ANNOUNCES CLOSING OF FIRST TRANCHE OF PRIVATE

PLACEMENT

May 19th, 2017

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC – Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX Venture: SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce that the Company has completed the first tranche (the “First Tranche”) of a non-brokered private placement (the “Financing”), details of which can be found in the press release dated May 5, 2017. The First Tranche is comprised of 14,165,000 common shares (the “Shares”) at a price of CAD $0.10 per Share for additional gross proceeds of CAD $1,416,500.

As part of the First Tranche, Lark Investments Inc. (“Lark”), an insider and the Company’s largest shareholder, acquired 4,000,000 Shares, representing approximately 2.73% of Snipp’s issued and outstanding common shares. Following the acquisition, Lark has beneficial ownership and control over 27,152,060 common shares of Snipp, representing approximately 18.51% of Snipp’s issued and outstanding common shares, after giving effect to the aggregate Shares issued pursuant to the closing of the First Tranche.

Further, Lark has also subscribed for an additional 21,000,000 Shares, subject to Snipp obtaining disinterested shareholder approval for such issuance. If such additional Shares are issued, Lark would have beneficial ownership and control of an aggregate of 48,152,060 common shares of Snipp representing approximately 28.71% of Snipp’s issued and outstanding common shares, assuming that no other additional common shares have been issued.

In addition, other insiders and directors of the Company have acquired an aggregate of 2,765,000 Shares for cumulative gross proceeds of CAD$276,500.

The net proceeds raised through the Financing will be used for sales & marketing and general working capital purposes.

Closing of additional tranches may be subject to receipt of shareholder and regulatory approvals, including acceptance by the TSX Venture Exchange. The four-month hold period for all Shares issued under the First Tranche will expire on September 20, 2017 in accordance with Canadian securities laws.

Existing shareholders are welcome to call or email the Company if they are interested in subscribing for any of the remaining $983,500 in shares under the Financing. The Company is making this offer available in good faith to existing shareholders who have not yet approached Snipp, but would like to participate in the Financing.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

EXISTING SHAREHOLDERS WISHING TO PARTICIPATE, PLEASE CONTACT:

Jaisun Garcha

Chief Financial Officer

Snipp Interactive Inc.

d: 202-417-2005 ext 715

jaisun.garcha@snipp.com

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward- looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.